中信泰富有限公司

BY COURIER

===========

Exemption No. 82-5232

CITIC PACIFIC

Date : 20th June, 2002

[redacted]

02042066

Securities and Exchange Comı
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JUN 21 2002 WASH. D.C. 154 SECTION

PROCESSED JUL 01 2002 THOMSON FINANCIAL

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since May 22, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

dlw 6/24

Encl.
AT/wy/LTR-1893

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since May 22, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Notification of Changes of Secretary and Directors
   Date : June 3, 2002
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : June 5, 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE)

3. Document : 2002 Annual Return
   Date : June 18, 2002
   Entity Requiring Item : Hong Kong Companies Registry



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

145656

1 **Company Name 公司名稱**

CITIC Pacific Limited
中信泰富有限公司

2 **Type of Change 更改事項**

* [ ] Resignation or cessation 辭職或停職
[ ] New appointment 新委任
[√] Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註2) A. **Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [ ] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
03-06-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **145656**

3 **Details of Change 更改詳情** (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料
(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of address of Director	01	06	2002

Existing Name 現用姓名: Chang Zhenming 常振明

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Room 3215, Convention Plaza Apartments, 1 Harbour Road, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.2719574	China

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 0 張續頁A及 0 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(Alice Tso Mun Wai) Date 日期： 3rd June, 2002

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th June, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. ✓ Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	--	11,550,000	--	--	11,550,000	Nil
2.____ Exercise price: HK$ ____						
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.____ *Subscription price: HK$* ____						
2.____ *Subscription price: HK$* ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
____ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Remarks : ____________________

Authorised Signatory:



Name : Alice Tso Mun Wai
Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表

Company Number 公司編號

145656(P)

1 Company Name 公司名稱

CITIC PACIFIC LIMITED 中信泰富有限公司

(Note 註 2) 2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) 4 Address of Registered Office 註冊辦事處地址

32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

(Note 註 4) 5 Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM 周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

CITIC Pacific Limited
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

18/06/2002	JJ440393
CR No. :	-145656-
Sh. Form :	AR1L
27	$140.00
TOTAL(CSH)	$140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第 1/97 號的第 3 期修訂(修訂編號第 1/2000 號)

Annual Return
周年申報表

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

145656(P)

(Note 註 5) 7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Shares	1,200,000,000	2,189,780,160	875,912,064	875,912,064
Total 總值	1,200,000,000	2,189,780,160	875,912,064	875,912,064

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
	Please refer to the attached list for changes to the
	structure of the Company's share capital.

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Annual Return
周年申報表

Date of Return 本申報表日期		
9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

(Note 註 7) 9 **Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Tso 曹	Mun Wai 敏慧

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Alice	--

Address 地址: Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G651702(0)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

(Note 註 7) 10 **Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 Name 姓名

Surname 姓氏	Other names 名字
Yung 榮	Chi Kin 智健

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Larry	--

Address 地址: 75 Repulse Bay Road, Repulse Bay, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D541768(7)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事: --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期		
9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
Fan 范	Hung Ling 鴻齡

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Henry	--

Address 地址: E2 Grenville House, 1-3 Magazine Gap Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E198171(8)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事 --

3 Name 姓名

Surname 姓氏	Other names 名字
Moore 莫	Vernon Francis 偉龍

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: Flat 1B, Heng Fa Villa, No. 100, Shing Tai Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD596674(A)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

145656(P)

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第 4 項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	4th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong
Register of Debenture Holders	N/A

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2001	To 至	31	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 7 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證。同時如成員數目於申報表日期超過五十，則根據公司條例第 29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名： 

(Name 姓名)： (Alice Tso Mun Wai)

~~Director 董事~~ / Secretary 秘書 *

Date 日期： 13th June, 2002

** Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
9	5	2002

Company Number 公司編號: 145656(P)

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Shares

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	Please refer to the attached CD Rom containing the Shareholders' List as at 9/5/2002				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Lee 李	Chung Hing 松興
Surname 姓氏	Other names 名字
Peter	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Flat B, 12th Floor, 31 Braemar Hill Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D090255(2)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

2 Name 姓名

Yuen 阮	Kee Tong 紀堂
Surname 姓氏	Other names 名字
Norman	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: House 101, Palm Drive, The Redhill Peninsula, 18 Pak Pat Shan Road, Tai Tam, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A857253(7)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Adams	Robert Ernest

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: 24 Price Road, Jardine's Lookout, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD332711(1)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

2 Name 姓名

Surname 姓氏	Other names 名字
Yao 姚	Jinrong 進榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: 6 Xin Yuan Nan Lu, Beijing, China.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S.0090978	China

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Chang 常	Zhenming 振明
Surname 姓氏	Other names 名字
--	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: No. 26, Apartment 9, Qinghua University, Haiding District, Beijing, China.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

N/A	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

P.2719574	China
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

2 Name 姓名

Li 李	Shilin 士林
Surname 姓氏	Other names 名字
--	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Room 2-2-11, Sanfeng Nanxiang, Chaowai, Chaoyang District, Beijing, China.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

N/A	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

P.4016028	China
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Yung 榮	Ming Jie 明杰
Surname 姓氏	Other names 名字
Carl	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 75 Repulse Bay Road, Repulse Bay, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

P233108(3)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

2 Name 姓名

Liu 劉	Jifu 基輔
Surname 姓氏	Other names 名字
--	--
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 76 Headland Drive, Discovery Bay, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

K644971(9)	--
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	--
Number 號碼	Issuing Country 簽發國家

Capacity 身份*  Director 董事  Alternate Director to 替代董事 --

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
9	5	2002

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Chang 張	Willie 偉立

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: Flat C2 on 2/F of Block C and Portion C2 on 1/F, Evergreen Villa, 43 Stubbs Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B295658(1)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

2 Name 姓名

Surname 姓氏	Other names 名字
Ho 何	Hau Hay 厚浠

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Hamilton	--

Address 地址: 24-1B Clovelly Court, 12 May Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D423165(2)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事 --

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
9	5	2002

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Hamilton	Alexander Reid

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: Flat 15E, Gold Ning Mansion, 5 Tai Hang Drive, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XA827404(2)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*  Director 董事  Alternate Director to 替代董事: --

2 Name 姓名

Surname 姓氏	Other names 名字
Loh 陸	Chung Hon 鍾漢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Hansen	--

Address 地址: 21B Monte Verde, 41 Repulse Bay Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A498024(A)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*  Director 董事  Alternate Director to 替代董事: --

* *Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

9	5	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 145656(P)

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Ho 何	Hau Chong 厚鏘

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Norman	--

Address 地址: Flat 5A, Guildford Court, 5 Guildford Road, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D347913(8)	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	--

Capacity 身份*
 Director 董事
 Alternate Director to 替代董事: --

2 Name 姓名

Surname 姓氏	Other names 名字
Desmarais	André

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
--	--

Address 地址: 17 Forden Avenue, Westmount, Québec, Canada, H3Y 2Y6.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	--

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
BC063982	Canada

Capacity 身份*
 Director 董事
 Alternate Director to 替代董事: --

Please tick the relevant box(es) 請在有關空格內加 ✓ 號

7. Share Capital

Changes to the structure of the Company's Share Capital since the date of the last Return :

Class of Shares	Change
Shares	On 12th September, 2001, 507,000 shares of HK$0.40 each were repurchased by the Company.
Shares	On 17th September, 2001, 528,000 shares of HK$0.40 each were repurchased by the Company.
Shares	On 18th September, 2001, 1,081,000 shares of HK$0.40 each were repurchased by the Company.
Shares	On 19th September, 2001, 863,000 shares of HK$0.40 each were repurchased by the Company.
Shares	On 20th September, 2001, 1,967,000 shares of HK$0.40 each were repurchased by the Company.
Shares	On 21st September, 2001, 220,000 shares of HK$0.40 each were repurchased by the Company.
Shares	On 27th September, 2001, 1,054,000 shares of HK$0.40 each were repurchased by the Company.